January 8, 2014

Mara L. Ransom
Daniel Leslie
Lilyanna Peyser
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	808 Renewable Energy Corporation
Form S-1 Registration Statement
File number 333-184319

Ladies and Gentlemen:

808 Renewable Energy Corporation, a Nevada corporation (the “Registrant”) previously requested acceleration of effectiveness of the Registration Statement on Form S-1 (File No. 333-184319), as amended (the “Registration Statement”).  On behalf of the Registrant, we withdraw the request for acceleration.

Sincerely,

Wilson & Oskam, LLP
/s/ Christopher A Wilson

Christopher A. Wilson, Partner